Filed pursuant to Rule 433

Registration No. 333-134911

GMX RESOURCES INC.

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION CONTACT:

Ken L. Kenworthy, Jr.	James Merrill	Michael Rohleder
President, CEO	CFO	Investor Relations Manager
405.600.0711 x311	405.600.0711 x305	405.600.0711 x338

GMX RESOURCES INC. Announces Common Stock Offerings in Connection with Entry into Share Lending Arrangement

Oklahoma City, Oklahoma, Monday, February 4, 2008 GMX RESOURCES INC., NASDAQ GSM: ‘GMXR’; today announced that it has launched a fixed price offering of shares of its common stock, to be borrowed from the Company by an affiliate of Jefferies & Company, Inc. for sale in a public offering. Subject to market conditions, approximately 870,000 to 1,400,000 shares of the Company’s common stock will be sold in the fixed price offering. The exact number of shares of the Company’s common stock to be offered will depend on the terms of the Company’s concurrent offering of its convertible senior notes and the hedging to be conducted by investors in such convertible senior notes. The Company also expects to conduct an at-the-market offering of additional shares of its common stock to be borrowed by the same affiliate of Jefferies & Company, Inc. for sale in a public offering following the completion of the fixed price offering. Such affiliate of Jefferies & Company, Inc. will receive all of the proceeds from the sale of the borrowed shares. These shares will be offered in order to facilitate hedging transactions by investors in the Company’s proposed simultaneous separate private offering of convertible senior notes due 2013. Such affiliate of Jefferies & Company, Inc. will be required to return the shares borrowed under the share lending agreement within a certain period after the entire aggregate principal amount of the Company’s convertible senior notes due 2013 ceases to be outstanding and the Company settles all payments or deliveries in respect of such notes. The Company will not receive any of the proceeds from the offerings of its common stock but will receive a nominal lending fee under the share lending agreement.

While the borrowed shares will be considered issued and outstanding for corporate law purposes, the Company believes that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share because the shares lent pursuant to the share lending agreement are required to be returned to the Company.

The Company has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free 1-888-449-2342, by emailing cquinlan@jefferies.com or by writing Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022.

This press release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed offerings of common stock pursuant to the share lending agreement and the belief that the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements.

They include statements regarding the Company’s financing plans and objectives, drilling plans and objectives, related exploration and development costs, number and location of planned wells, reserve estimates and values, statements regarding the quality of the Company’s properties and potential reserve and production levels. These statements are based on certain assumptions and analysis made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes appropriate in the circumstances, including the assumption that there will be no material change in the operating environment for the company’s properties. Such statements are subject to a number of risks, including but not limited to commodity price risks, drilling and production risks, risks relating to the Company’s ability to obtain financing for its planned activities, risks related to weather and unforeseen events, governmental regulatory risks and other risks, many of which are beyond the control of the Company. Reference is made to the Company’s reports filed with the Securities and Exchange Commission for a more detailed disclosure of the risks. For all these reasons, actual results or developments may differ materially from those projected in the forward-looking statements.